                                   EXHIBIT 1
                                   ---------

              [LETTERHEAD OF KNOX WALL DIVISION OF MORGAN KEEGAN
                        & COMPANY, INC.  APPEARS HERE]



                               October 16, 1997


Mr. Ronnie L. Austin
President & Chief Executive Officer
Community Trust Bank
1874 Atlanta Highway
Hiram, Georgia

     Re: Engagement of Knox Wall Division of Morgan Keegan & Company, Inc.

Dear Mr. Austin:

     Knox Wall, Division of Morgan Keegan & Company, Inc. ("Knox Wall") proposes to serve as Investment Banker to Community Trust Financial Services Corporation (the "Company").


BACKGROUND

     The Board of Directors of the Company is considering raising additional capital (up to approx. $5 million) by issuing additional common shares of Community Trust Financial Services Corporation, the holding company for Community Trust Bank (the "Bank").

     The Board of Directors of the Company is considering establishing an Employee Stock Ownership Plan ("ESOP").

     The Board of Directors has requested an autonomous determination of the fair market value of the Company. The appraisal is for determining the price at which the ESOP would purchase shares of Company stock and the price at which the ESOP will engage in transactions in the Company's stock.

     The Board of Director's believes and intends for all additional shares to be purchased by existing shareholders, officers, directors, employees and the new ESOP. In short, the Board of Directors believes it can sell all additional shares locally without the assistance of an underwriter.
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     The Board of Directors would like to employ an Investment Banker to perform the following services:


     1. Prepare a fully-documented valuation of the Bank prepared on a minority interest basis in order to provide the Board of Directors with a range of value for purposes of establishing an offering price.

     2. Advise the Company during the offering (i.e. answer any questions regarding the terms of the transaction (dilution, etc.).).

     3. Prepare an autonomous analysis of the proposed share offering on behalf of the Board and prepare a fairness opinion, indicating the fairness of the proposed transaction to Community Trust Financial Services Corporation shareholders.

     4.   Appraisal of the Company for purposes of establishing the ESOP.


FEE PROPOSAL

     Knox Wall will represent the Company as Investment Banker and perform each of the four services listed above.  Our fee will be as follows:

          1.   Fully-documented valuation       $ 5,500.00
          2.   Advise the Company during
               the offering                      17,500.00
          3.   Fairness opinion                   7,000.00
          4.   Appraisal for ESOP                 3,750.00

     Each fee quoted above will be due and payable at the completion of the service performed. If the assignment is terminated prior to the completion of the report, Knox Wall will bill for services rendered to the date of termination.

     In addition, the Company will be responsible for all out-of-pocket expenses to include, but not be limited to the following: travel, telephone, report preparation, computer access and other research charges, fax, courier, and legal expenses.

     Annual appraisals for purposes of the ESOP will be prepared for $3,750 per year, plus expenses noted above. Annual reappraisals are presented as a comprehensive, stand-alone document similar to the original appraisal. This fee estimate is applicable for two years.
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ADDITIONAL SERVICES AND FEES

     If for any reason, the Company is unable to sell all the additional shares, Knox Wall will, subject to Morgan Keegan's normal due diligence and credit review procedures, do the following:

          1. Knox Wall will serve as Placement Agent on a "best efforts" basis to place with investors any unsold shares.

          2. Knox Wall will charge a fee (in addition to those enumerated above) equal to 2% of the market value of the shares sold by Knox Wall.


TERMINATION

     This engagement letter may be terminated by either party with 30 days written notice. Knox Wall will be paid for services rendered to that date.


                                           By: Knox Wall Division of Morgan
                                               Keegan & Company, Inc.

                                               /s/ Edmund J. Wall
                                               ---------------------------------
                                               Edmund J. Wall
                                               President


     This engagement letter agreed to by signature this 18/th/ day of December, 1997.

By: Community Trust Financial
    Services Corporation


/s/ Ronnie L. Austin
--------------------------------------
Ronnie L. Austin
President & Chief Executive Officer